Exhibit 99.1

NMG Provides a Quarterly Operational Update: Intense Commercial Engagement to Secure a Robust Foundation for Growth

  Ahead of Phase-2 development, Company-wide focus on securing the best multiyear sales agreements to provide bankability confirmation to lenders, final technical parameters for detailed engineering of the Bécancour Battery Material Plant, commercial visibility for NMG’s business execution plan, and long-term value for shareholders.
  Continuous progress on defining technical and commercial parameters for a long-term agreement with Panasonic Energy on the back of the MoU offtake.
  Advancement of parallel commercial discussions with a few selected tier-1 battery and EV manufacturers for other potential offtake agreements.
  Continued extensive testing at NMG’s Phase-1 plants in close collaboration with potential customers' technical teams to address process efficiency and challenges, help refine plans for Phase-2 facilities, and reduce risks ahead of commercial operations.
  Definitive agreements signed with Caterpillar to collaborate on technology development, testing, and procurement of all-electric fleet and infrastructure for the Phase-2 Matawinie Mine, plus opportunities for NMG to supply carbon-neutral graphite materials to Caterpillar for its sustainable battery supply chain.
  Underwritten public financing of US $22 million in support of the advancement of the Matawinie Mine and Bécancour Battery Material Plant towards the final investment decision and project financing.
  Advanced discussions with multiple governmental agencies and programs to optimize and lower the cost of the targeted capital structure for the project financing.
  Downward pressure on FOB-China prices of all key battery materials with expected correction as EV adoption growth continues and forecasted global production of lithium-ion batteries now reaches 8,930 GWh by 2030 (Benchmark Mineral Intelligence, July 2023).
  Ongoing commitment to prioritize safety amidst a period of intense spring freshet, forest fires in northern areas, and heavy rains. Year-to-date OSHA rate of 1.86 at NMG’s facilities and 0 at contractors’ work site, with no major environmental incident.
  Period-end cash position of CA$59.8 million.

MONTRÉAL--(BUSINESS WIRE)--August 11, 2023--Nouveau Monde Graphite Inc. (“NMG“ or the “Company”) (NYSE: NMG, TSX.V: NOU) reports advancement on the development of its fully integrated value chain, from ore to battery materials, set to become one of North America’s largest sources of natural graphite. NMG is working to secure long-term sales agreements for its active anode material and set up financial and operational conditions for the successful execution of its commercial plans comprising the Phase-2 Matawinie Mine and Bécancour Battery Material Plant.

Arne H Frandsen, Chair of NMG, declared: “Recent extreme weather events, here in Québec and around the world, are emphasizing the urgency of decarbonization and the importance of environmental stewardship. Serving the energy transition is core to NMG’s business model. To that end, the team is making meaningful progress towards scaling up its operations to bring to market carbon-neutral active anode materials for the battery and electric vehicle (“EV”) markets. Commercial, financial, and operational building blocks are being aligned to form a solid foundation for the Company’s long-term success.”

Eric Desaulniers, Founder, President and CEO of NMG, added: “Time to market is vital to the realization of our growth plans. Current extensive efforts on product specifications and perfecting manufacturing parameters provide us with a wealth of technical knowledge that significantly de-risks our Phase-2 development and bring us nearer to securing a or many long-term binding bankable offtakes. In addition, this optimization work through our Phase-1 facilities offers greater assurance to our potential customers on the quality and performance of our graphite materials while informing pricing and commercial discussions to adequately reflect the value of our production.”

Setting Strong Commercial Foundations for the Company’s Phase-2 Development

As it enters the remaining preparation stages for carrying out its Phase-2 development, the Company is channeling its efforts and resources, both at the operational and corporate levels, on securing the best multiyear sales agreements to provide bankability confirmation to lenders, final technical parameters for detailed engineering of the Bécancour Battery Material Plant, commercial visibility for its business execution plan, and long-term value for its shareholders.

NMG is focused on setting up critical financial and operational conditions for success through long-term agreements and a modular pricing mechanism that reflects the Company’s value-added (e.g. carbon neutrality guarantee, location, strong ESG profile, easy logistics, etc.) and potential for increased revenues as the market evolves.

To that end, NMG’s Phase-1 operations continue to deliver samples, covering a variety of specifications to reflect each potential customer’s requirements and of greater volumes as the Company progresses through qualification processes. NMG has demonstrated its capacity to reach specifications with positive results on sample testing both at the Company’s laboratory and at a leading third-party facility.

Through testing and engagement with potential customers, NMG is addressing process efficiency and challenges, and building models to efficiently produce samples of varying specifications, with short development and optimization duration. The maturation of operational and processing parameters directly feeds into the engineering of the Phase-2 Bécancour Battery Material Plant initiated with engineering firm BBA.

On the basis of their Memorandum of Understanding (“MoU”) on an offtake agreement, NMG and Panasonic Energy Co., Ltd. (“Panasonic Energy”) are actively working together on product qualification and establishing a contemplated definitive offtake agreement. Regular meetings and on-site visits continue to advance technical and commercial components.

In parallel to negotiations with Panasonic Energy, the Company is engaged in a number of commercial discussions with tier-1 battery and EV manufacturers for potential offtake agreements. Sustained interest is supported by the supply of samples, quality checks, site visits to the Company’s Phase-1 operations, and ESG due diligence.

Phase 2 is advancing in parallel through detailed and environmental engineering of the Matawinie Mine – overall engineering now exceeding 70% completion, electrification planning supported by definitive agreements with Caterpillar Inc. (“Caterpillar”), as well as preparation of project’s execution and contracting strategy, construction permit demands and long-lead items tendering packages.

ESG Commitment & Corporate Development

The achievement of standards demanded by potential customers is an essential prerequisite, as well as an important competitive advantage. Hence, the Company is placing quality as a central component of its business with the implementation of an ISO 9001-compliant management system and the fostering of a culture of excellence, continuous improvement, and environmental stewardship.

NMG aims to become the leading integrated natural graphite producer in North America, aligning with the growing call for an ethically and environmentally responsible energy transition. With a strong focus on sustainability and a climate-positive business model, the Company continually works to maximize its impact in the sector. The Company issued its 2022 ESG Report on May 10, 2023, which presents its management approach, key programs, advancements, case studies, and metrics. NMG’s established ESG disclosure practices should facilitate the transition to the International Sustainability Standards Board’s (“ISSB”) new standards IFRS S1 and IFRS S2 to be integrated into financial reporting.

While Québec experienced intense spring freshet, forest fires in northern areas, and heavy rains in Q2-2023 and beyond, the Company was able to maintain its operations and ensure safe working conditions. For the six-month period ended June 30, 2023, NMG had an Occupational Safety and Health Administration (“OSHA”) Recordable Incident Rate of 1.86 at its facilities and 0 at its contractor work sites, with no major environmental incidents.

NMG closed an underwritten public offering of US $22 million to advance the development of the Matawinie Mine and the Bécancour Battery Material Plant towards the final investment decision (“FID”) and project financing. To optimize its financing structure and reduce the associated cost of capital, the Company is actively pursuing governmental levers at the provincial and federal levels.

The Company’s period-end cash position is $59.8 million.

Market Outlook

Amid a context of near-term macroeconomic uncertainty, the prices (FOB China) of essential battery materials such as lithium, cobalt, nickel, and graphite experienced significant downward pressure in H1-2023. With cathode and anode manufacturers reducing existing inventories or exercising caution with new orders, critical battery material prices dropped between 20% and 40% – 22% in the case of graphite – reported Benchmark Mineral Intelligence. The decline can be partly attributed to a slowdown in Chinese demand, new production capacity as well as the U.S. and Europe's efforts to establish their own critical minerals supply chains.

Despite a slower start to EV sales in 2023, the market saw a year-over-year increase of 36% and is expecting growth in H2-2023 (Rho Motion, June 2023). The adoption of EVs in North America is currently being stimulated by the introduction of multiple new models by leading market participants and structuring partnerships to accelerate the deployment of charging networks.

Hence, analysts foresee a rise in graphite demand and an upward correction in pricing (Benchmark Mineral Intelligence, July 2023). NMG believes there is a disconnect between supply and demand dynamics in North America versus China and that the long-term price in this market should namely reflect lower geopolitical risk, compliance with the U.S. Inflation Reduction Act requirements, a “greenium” price premium based on improved carbon footprint of North American graphite, as well as the simplified logistics and inventory costs.

To meet the increasing demand for EVs and cleantech applications, the lithium-ion battery industry is now targeting the development of 8,930 GWh of global production capacity by 2030 through 399 gigafactories (Benchmark Mineral Intelligence, July 2023). Accordingly, the projected demand for battery materials is set to increase up to fivefold, with graphite outpacing the other metals at 10,537,000 tpa by the end of the decade (Benchmark Mineral Intelligence, July 2023).

NMG's turnkey ore-to-battery-materials production model and its strategic advantages, such as its localization, proprietary ecotechnologies, proven production capacity, carbon-neutral profile, and favorable jurisdiction benefits including clean hydropower, flexible logistics, and stability in fiscal and political environments, ideally position the Company to serve Western markets seeking to reduce their reliance on Chinese supply chains.

About Nouveau Monde Graphite

Nouveau Monde Graphite is striving to become a key contributor to the sustainable energy revolution. The Company is working towards developing a fully integrated source of carbon-neutral battery anode material in Québec, Canada, for the growing lithium-ion and fuel cell markets. With enviable ESG standards, NMG aspires to become a strategic supplier to the world’s leading battery and automobile manufacturers, providing high-performing and reliable advanced materials while promoting sustainability and supply chain traceability. www.NMG.com

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Cautionary Note

All statements, other than statements of historical fact, contained in this press release including, but not limited to those describing the timeline and costs of the initiatives and projects described in this press release, the entering into definitive offtake and sales agreements, including with Panasonic Energy, the contemplated pricing mechanism, the intended commercial production of high-performing active anode material with a carbon-neutral footprint, the Company’s commitments and initiatives described in this press release, including those related to ESG, the Company’s performance with respect to the initiatives described in this press release, the positive impact of the foregoing on project economics, including the positive impact of fiscal measures and governmental incentives on the Company, the Company’s relationship with its stakeholders, market and industry trends, forecasts of future graphite demand and supply, the interest of potential customers, the ability to obtain appropriate and sufficient financing required for the development of the Matawinie Mine and Bécancour Battery Material Plant, the planned development of the Matawinie Mine and the Bécancour Battery Material plant as well as their demonstration plants and other development plans, the intended results of the initiatives described in this press release, the expected electrification strategy and its intended results and benefits, the projection of developing North America’s largest integrated source of natural graphite materials for the energy transition, the general business and operational outlook of the Company, and those statements which are discussed under the “About Nouveau Monde” paragraph and elsewhere in the press release which essentially describe the Company’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of Canadian and United States securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect. Moreover, these forward-looking statements were based upon various underlying factors and assumptions, including the current technological trends, the business relationship between the Company and its stakeholders, the ability to operate in a safe and effective manner, the timely delivery and installation at estimated prices of the equipment supporting the production, assumed sale prices for graphite concentrate, the accuracy of any Mineral Resource estimates, future currency exchange rates and interest rates, political and regulatory stability, prices of commodity and production costs, the receipt of governmental, regulatory and third party approvals, licenses and permits on favorable terms, sustained labor stability, stability in financial and capital markets, availability of equipment and critical supplies, spare parts and consumables, the various tax assumptions, CAPEX and OPEX estimates, all economic and operational projections relating to the project, local infrastructures, the Company’s business prospects and opportunities and estimates of the operational performance of the equipment, and are not guarantees of future performance.

Forward-looking statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, those risks, delays in the scheduled delivery times of the equipment, the ability of the Company to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability of financing or financing on favorable terms for the Company, the dependence on commodity prices, the impact of inflation on costs, the risks of obtaining the necessary permits, the operating performance of the Company’s assets and businesses, competitive factors in the graphite mining and production industry, changes in laws and regulations affecting the Company’s businesses, political and social acceptability risk, environmental regulation risk, currency and exchange rate risk, technological developments, the impacts of the global COVID-19 pandemic and the governments’ responses thereto, and general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks and general business risks. A further description of risks and uncertainties can be found in NMG’s Annual Information Form dated March 22, 2022, including in the section thereof captioned “Risk Factors”, which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Unpredictable or unknown factors not discussed in this Cautionary Note could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

The market and industry data contained in this press release is based upon information from independent industry publications, market research, analyst reports and surveys and other publicly available sources. Although the Company believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data-gathering process and other limitations and uncertainties inherent in any survey. The Company has not independently verified any of the data from third-party sources referred to in this press release and accordingly, the accuracy and completeness of such data is not guaranteed.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding the Company is available in the SEDAR database (www.sedar.com), and for United States readers on EDGAR (www.sec.gov), and on the Company’s website at: www.NMG.com

Contacts

MEDIA
Julie Paquet
VP Communications & ESG Strategy
+1-450-757-8905 #140
jpaquet@nmg.com

INVESTORS
Marc Jasmin
Director, Investor Relations
+1-450-757-8905 #993
mjasmin@nmg.com